Page 1 of 12

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                NTS-Properties V
                                ----------------
                                (Name of Issuer)


                          Limited Partnership Interests
                          -----------------------------
                         (Title of Class of Securities)


                                    62942E308
                                    ---------
                                 (CUSIP Number)

                                 J. D. Nichols,
                            Managing General Partner
                           NTS-Properties Associates V
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 5, 1999

             (Date of Event which Requires of Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

CUSIP No. 62942E308                                                 Page 2 of 15


                                  Introduction
                                  ------------

         This Schedule 13D supplements and amends the Schedule 13D filed by BKK Financial, Inc. ("BKK") on February 21, 1997. BKK is the general partner of Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"), the sole limited partner of which is Barbara Nichols, the wife of Mr. J. D. Nichols. Mr. Nichols is the Chairman of the Board of BKK, which is wholly owned by Mr. Nichols' wife and two majority age daughters. On January 31, 1998, BKK transferred 2,087 limited partnership interests ("Interests") owned by it to Ocean Ridge. As a result of this transfer BKK does not own any Interests. As a result of the transfer of Interests by BKK to Ocean Ridge and Ocean Ridge's subsequent purchases of an aggregate of 545 Interests between April 30 and June 30, 1998, Ocean Ridge now owns 2,632 Interests. The General Partner, which is also controlled by Mr. Nichols, owns five Interests.

         ORIG, LLC, a Kentucky limited liability company ("ORIG"), of which Mr. Nichols is the managing member, purchased 1,858 Interests pursuant to the Offer on February 5, 1999. Thus, affiliates of Mr. Nichols now beneficially own 4,495 Interests. For purposes of this Schedule, Ocean Ridge, the General Partner, ORIG, Mr. Nichols and Brian F. Lavin constitute a "group" by virtue of Mr. Nichols' ability to vote or dispose of these 4,495 Interests. The reporting persons under this Schedule are hereby amending the prior filing by BKK to reflect the beneficial ownership of Interests by affiliates of Mr. Nichols as of the date hereof.

CUSIP No. 62942E308                                                 Page 3 of 15


         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  J. D. Nichols
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)

                  (a)      [X]

                  (b)      [   ]
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Source of Funds: PF
--------------------------------------------------------------------------------


         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------


         6)       Citizenship or Place of Organization:  U.S.A.
--------------------------------------------------------------------------------


         Number of Shares Beneficially Owned by Each Reporting Person With:

         7)       Sole Voting Power                  4,495(1)(2)
--------------------------------------------------------------------------------


         8)       Shared Voting Power                0
--------------------------------------------------------------------------------


         9)       Sole Dispositive Power             4,495(1)(2)
--------------------------------------------------------------------------------


         10)      Shared Dispositive Power           0
--------------------------------------------------------------------------------


         11)      Aggregate Amount Beneficially Owned by Each Reporting  Person:
                  4,495(1)(2)
--------------------------------------------------------------------------------


         12)      Check  if  the  Aggregate Amount in Row (11) Excludes  Certain
                  Shares: [  ]
--------------------------------------------------------------------------------


         13)      Percent of Class Represented by Row (11):  13.5%
--------------------------------------------------------------------------------


         14)      Type of Reporting Person:  IN
--------------------------------------------------------------------------------


1 Includes: (i) five Interests owned by NTS-Properties Associates V (the "General Partner"), the general partner of NTS-Properties V (the "Partnership"), of which Mr. Nichols is the managing general partner; (ii) 2,632 Interests owned by Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge") (Mr. Nichols' wife, Barbara Nichols, is the sole limited partner of Ocean Ridge; BKK Financial, Inc., an Indiana corporation ("BKK"), is the general partner of Ocean Ridge; BKK is wholly-owned by Mr. Nichols' wife and two majority-aged daughters; Mr. Nichols is the Chairman of the Board of BKK); and (iii) 1,858 Interests owned by ORIG, LLC, a Kentucky limited liability company ("ORIG"), of which Mr. Nichols is the managing member.

CUSIP No. 62942E308                                                 Page 4 of 15


2    Mr. Nichols disclaims beneficial  ownership of 2,823 Interests,  including:
     (i) 2,632 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 186, or 10%, of the Interests owned by ORIG.

CUSIP No. 62942E308                                                 Page 5 of 15


         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Brian F. Lavin
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member of  a  Group  (See
                  Instructions)

                  (a)      [X]

                  (b)      [   ]
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Source of Funds: PF
--------------------------------------------------------------------------------


         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------


         6)       Citizenship or Place of Organization: U.S.A.
--------------------------------------------------------------------------------


         Number of Shares Beneficially Owned by Each Reporting Person With:

         7)       Sole Voting Power                  0
--------------------------------------------------------------------------------


         8)       Shared Voting Power                4,495(1)(2)
--------------------------------------------------------------------------------


         9)       Sole Dispositive Power             0
--------------------------------------------------------------------------------


         10)      Shared Dispositive Power           4,495(1)(2)
--------------------------------------------------------------------------------


         11)      Aggregate Amount Beneficially Owned by Each Reporting  Person:
                  4,495(1)(2)
--------------------------------------------------------------------------------


         12)      Check  if  the  Aggregate Amount in Row (11) Excludes  Certain
                  Shares: [  ]
--------------------------------------------------------------------------------


         13)      Percent of Class Represented by Row (11):  13.5%
--------------------------------------------------------------------------------


         14)      Type of Reporting Person:  IN
--------------------------------------------------------------------------------


1 Includes: (i) five Interests owned by the General Partner; (ii) 2,632 Interests owned by Ocean Ridge; and (iii) 1,858 Interests owned by ORIG.

2 Mr. Lavin disclaims beneficial ownership of 4,309 Interests, including: (i) 2,632 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iii) 1,672, or 90%, of the Interests owned by ORIG.

CUSIP No. 62942E308                                                 Page 6 of 15


         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Ocean Ridge Investments, Ltd., a Florida limited partnership
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)

                  (a)      [   ]

                  (b)      [X]
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Source of Funds: WC
--------------------------------------------------------------------------------


         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: Ocean Ridge is a Florida limited partnership
--------------------------------------------------------------------------------


         Number of Shares Beneficially Owned by Each Reporting Person With:

         7)       Sole Voting Power                  0
--------------------------------------------------------------------------------


         8)       Shared Voting Power                4,495(1)(2)
--------------------------------------------------------------------------------


         9)       Sole Dispositive Power             0
--------------------------------------------------------------------------------


         10)      Shared Dispositive Power           4,495(1)(2)
--------------------------------------------------------------------------------


         11)      Aggregate  Amount Beneficially Owned by Each Reporting Person:
                  4,495(1)(2)
--------------------------------------------------------------------------------


         12)      Check  if the Aggregate  Amount in Row (11)  Excludes  Certain
                  Shares: [  ]
--------------------------------------------------------------------------------


         13)      Percent of Class Represented by Row (11):  13.5%
--------------------------------------------------------------------------------


         14)      Type of Reporting Person:  PN
--------------------------------------------------------------------------------


1 Includes:(i)five Interests owned by the General Partner;(ii)2,632 Interests owned by Ocean Ridge; and (iii) 1,858 Interests owned by ORIG.

2    Ocean Ridge disclaims beneficial  ownership of 1,863 Interests,  including:
     (i) five Interests owned by the General Partner; and (ii) 1,858 Interests owned by ORIG.

CUSIP No. 62942E308                                                 Page 7 of 15


         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  ORIG, LLC, a Kentucky limited liability company
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)

                  (a)      [X]

                  (b)      [   ]
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Source of Funds: WC
--------------------------------------------------------------------------------


         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------


         6)       Citizenship  or  Place  of  Organization:   ORIG is a Kentucky
                  limited liability company
--------------------------------------------------------------------------------


         Number of Shares Beneficially Owned by Each Reporting Person With:

         7)       Sole Voting Power                  0
--------------------------------------------------------------------------------


         8)       Shared Voting Power                4,495(1)(2)
--------------------------------------------------------------------------------


         9)       Sole Dispositive Power             0
--------------------------------------------------------------------------------


         10)      Shared Dispositive Power           4,495(1)(2)
--------------------------------------------------------------------------------


         11)      Aggregate Amount Beneficially Owned by Each Reporting  Person:
                  4,495(1)(2)
--------------------------------------------------------------------------------


         12)      Check  if  the  Aggregate  Amount in Row (11) Excludes Certain
                  Shares: [  ]
--------------------------------------------------------------------------------


         13)      Percent of Class Represented by Row (11):  13.5%
--------------------------------------------------------------------------------


         14)      Type of Reporting Person:  OO
--------------------------------------------------------------------------------


1 Includes:(i)five Interests owned by the General Partner;(ii)2,632 Interests owned by Ocean Ridge; and (iii) 1,858 Interests owned by ORIG.

2 ORIG disclaims beneficial ownership of 2,637 Interests, including:(i) 2,632 Interests owned by Ocean Ridge;and (ii) five Interests owned by the General Partner.

CUSIP No. 62942E308                                                 Page 8 of 15


         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  NTS-Properties Associates V, a Kentucky limited partnership
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box if  a  Member  of  a  Group  (See
                  Instructions)

                  (a)      [   ]

                  (b)      [X]
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Source of Funds: WC
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(d) or 2(e)  [   ]
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization:NTS-Properties Associates V is a Kentucky limited partnership
--------------------------------------------------------------------------------


         Number of Shares Beneficially Owned by Each Reporting Person With:

         7)       Sole Voting Power                  0
--------------------------------------------------------------------------------


         8)       Shared Voting Power                4,495(1)(2)
--------------------------------------------------------------------------------


         9)       Sole Dispositive Power             0
--------------------------------------------------------------------------------


         10)      Shared Dispositive Power           4,495(1)(2)
--------------------------------------------------------------------------------


         11)      Aggregate Amount Beneficially Owned by Each Reporting  Person:
                  4,495(1)(2)
--------------------------------------------------------------------------------


         12)      Check  if  the  Aggregate  Amount in Row (11) Excludes Certain
                  Shares: [  ]
--------------------------------------------------------------------------------


         13)      Percent of Class Represented by Row (11):  13.5%
--------------------------------------------------------------------------------


         14)      Type of Reporting Person:  PN
--------------------------------------------------------------------------------


1 Includes:(i)five Interests owned by the General Partner;(ii)2,632 Interests owned by Ocean Ridge; and (iii) 1,858 Interests owned by ORIG.

2 The General Partner disclaims beneficial ownership of 4,490 Interests, including:(i) 2,632 Interests owned by Ocean Ridge;and (ii) 1,858 Interests owned by ORIG.

CUSIP No. 62942E308                                                 Page 9 of 15


Item 2.           Identity and Background.

The information required under this Item 2 is provided for each of the reporting persons on this Schedule 13D. The reporting persons on this Schedule 13D are deemed a "group" by virtue of J. D. Nichols' ability to vote and dispose of the 4,495 Interests beneficially owned in aggregate by these reporting persons.

ORIG, LLC:
---------

         ORIG, LLC, a Kentucky limited liability company, is a reporting person for purposes of this Schedule and is a member of the group purchasing Interests pursuant to the Offer to Purchase dated October 14, 1998, consisting of J. D. Nichols, Brian F. Lavin and ORIG (the "Offer Group"). See Items 3 and 4 below for further information concerning this transaction. ORIG's address is 10172 Linn Station Road, Louisville, Kentucky 40223. The principal business of ORIG is to invest in limited partnerships that own commercial and residential real estate. During the past five years, ORIG has not been the subject of any criminal proceedings. During the past five years, ORIG was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor was it subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

Ocean Ridge:
-----------

         Ocean Ridge Investments, Ltd., a Florida limited partnership, is a reporting person for purposes of this Schedule, but is not a member of the Offer Group. Ocean Ridge's address is 10172 Linn Station Road, Louisville, Kentucky 40223. The principal business of Ocean Ridge is to invest in limited partnerships that own commercial and residential real estate. During the past five years, Ocean Ridge has not been the subject of any criminal proceedings. During the past five years, Ocean Ridge was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor was it subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

NTS-Properties Associates V:
---------------------------

         NTS-Properties Associates V, a Kentucky limited partnership (the "General Partner") is a reporting person for purposes of this Schedule, but is not a member of the Offer Group. The General Partner's address is 10172 Linn Station Road, Louisville, Kentucky 40223. The principal business of the General Partner is to manage and perform other real estate-related services related to the assets owned by the Partnership. During the past five years, the General Partner has not been the subject of any criminal proceedings. During the past five years, the General Partner was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor was it subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

J. D. Nichols:
-------------

         (a)      J. D. Nichols.

         (b)  Mr.  Nichols'   business  address  is  10172  Linn  Station  Road,
Louisville, Kentucky 40223.

CUSIP No. 62942E308                                                Page 10 of 15


         (c)-(d) During the past 5 years, Mr. Nichols has served as Chairman of the Board of Directors of NTS-Development Company, a real estate development corporation and a wholly-owned subsidiary of NTS Capital Corporation. Mr. Nichols is the Chairman of the Board of NTS Capital Corporation.Mr. Nichols is also a general partner of the General Partner. The address of NTS-Development Company, NTS Capital Corporation and the General Partner is 10172 Linn Station Road, Louisville, Kentucky 40223.

         (e)      Mr.  Nichols  has  not  been  the  subject  of  any   criminal
                  proceedings.

         (f) During the past five years, Mr. Nichols was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor was he subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

         (g)      Mr. Nichols is a citizen of the U.S.A.

Brian F. Lavin:
--------------

         (a)      Brian F. Lavin.

         (b) Mr. Lavin's business address is 10172 Linn Station Road, Louisville, Kentucky 40223.

         (c)-(d) From July, 1997 to February, 1999, Mr. Lavin served as the Executive Vice President of NTS-Development Company, a real estate development corporation and a wholly-owned subsidiary of NTS Capital Corporation. Mr. Lavin also served as Executive Vice President of NTS Capital Corporation and Executive Vice President of the General Partner. In February 1999, Mr. Lavin was named President of NTS-Development Company, NTS Capital Corporation and the General Partner. The address of NTS-Development Company, NTS Capital Corporation and the General Partner is 10172 Linn Station Road,Louisville,Kentucky 40223. Prior to July, 1997, Mr. Lavin served as the Executive Vice President of Paragon Group, Inc. The address of Paragon Group, Inc. is 7557 Rambler Road, Dallas, Texas, 75231.

         (e)      Mr.Lavin has not been the subject of any criminal proceedings.

         (f) During the past five years, Mr. Lavin was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor was he subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

         (g)      Mr. Lavin is a citizen of the U.S.A.

Item 3.           Source and Amount of Funds and Other Consideration.

         On February 5, 1999, ORIG purchased 1,858 Interests pursuant to a joint tender offer to purchase Interests filed with the Securities and Exchange Commission on Schedule 13E-4 by the Partnership and ORIG on October 14, 1998 (the "Offer") and funded its purchases from cash contributions made by its members pursuant to a binding Capital Contribution Agreement attached hereto as Exhibit (a), which is

CUSIP No. 62942E308                                                Page 11 of 15


hereby incorporated by reference. Mr. Nichols contributed approximately 90% of the funds necessary for ORIG to purchase Interests pursuant to the Offer and to pay ORIG's proportionate share of the expenses of the Offer. Mr. Lavin contributed approximately 10% of the funds necessary for ORIG to purchase Interests pursuant to the Offer and to pay ORIG's proportionate share of the expenses of the Offer. The members of ORIG made these cash contributions immediately upon the expiration of the Offer.

     Neither the General Partner,  Mr. Nichols or Mr. Lavin,  individually,  nor
Ocean Ridge intends to purchase any Interests in this Offer. Neither ORIG, Mr. Nichols nor Mr. Lavin intends to borrow any of the funds necessary for ORIG to purchase Interests pursuant to the Offer. Neither Ocean Ridge, Mr. Nichols, Barbara Nichols, the General Partner nor ORIG has borrowed funds for the purpose of acquiring Interests.

Item 4.           Purpose of Transaction.

         Each of the filers of this Schedule 13D has acquired its Interests with an investment intent consistent with the Partnership's business plan.

         The purpose of the Offer is to provide Limited Partners who desire to liquidate their investment in the Partnership with a method for doing so. With the exception of isolated transactions, no established secondary trading market for the Interests exists and transfers of Interests are subject to certain restrictions as set forth in the Partnership Agreement, including prior approval of the General Partner. Interests that are tendered to the Partnership will be retired, although the Partnership may issue Interests from time to time in compliance with the registration requirements of federal and state securities laws or any exemptions therefrom. Interests that are tendered to the Affiliate will be held by the Affiliate. Neither the Partnership nor the General Partner has plans to offer for sale any other additional Interests, but they each reserve the right to do so in the future.

         (a) None of the reporting persons on this Schedule 13D has any plans or proposals that would result in the acquisition by any person of additional securities of the Partnership, or the disposition of securities of the Partnership, other than Interests purchased by ORIG pursuant to the Offer.

         (b) None of the reporting persons on this Schedule has any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Partnership.

         (c) None of the reporting persons on this Schedule has any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Partnership.

         (d) None of the reporting persons on this Schedule has any plans or proposals that relate to or would result in any change in the identity of the General Partner or in the management of the Partnership, including, but not limited to, any plans or proposals to change the number or term of the General Partner(s), to fill any existing vacancy for the General Partner, or to change any material term of the management agreement between the General Partner and the Partnership.

         (e) The General Partner anticipates that the Partnership will pay a distribution of $35-50 to non-tendering limited partners in the first quarter of 1999. Other than this anticipated distribution, none of the reporting persons on this Schedule has any plans or proposals that relate to or would result in any material change in the present distribution policy or indebtedness or capitalization of the Partnership.

CUSIP No. 62942E308                                                Page 12 of 15


         (f) None of the reporting persons on this Schedule has any plans or proposals that relate to or would result in any other material change in the Partnership's structure or business.

         (g) None of the reporting persons on this Schedule has any plans or proposals that relate to or would result in any change in the Partnership Agreement or other actions that may impede the acquisition of control of the Partnership by any person.

         (h)-(j) Items (h) through (j) of this Item 4 are not applicable to the Partnership because the Interests are not listed on a national securities exchange and are not quoted on an inter-dealer quotation system of a registered national securities association and because the Offer is conditioned on the Partnership having no fewer than three hundred (300) holders of record after completion of the Offer.

Item 5.           Interest in Securities of the Issuer.

         (a) Reference is hereby made to the Introduction and cover pages 3-7 attached hereto, which are incorporated hereby by reference.

         As of February 5, 1999, the number of outstanding Interests of the Partnership is 33,397. For purposes of this Schedule 13D, Mr. Nichols, Mr. Lavin and ORIG constitute the Offer Group. The number of Interests beneficially owned by the Offer Group is 1,858 Interests, or 5.6% of the outstanding Interests. The total number of Interests beneficially owned by all reporting persons on this
Schedule is 4,495, or 13.5% of the outstanding Interests.

         (b) Reference is hereby made to the Introduction and cover pages 3-7 attached hereto, which are incorporated hereby by reference.

         (c) On February 5, 1999 ORIG purchased 1,858 Interests for $205 per Interest pursuant to the Offer. Other than this transaction, no transactions involving the Interests were effected by any reporting person on this Schedule 13D during the more recent of the past 60 days or the most recent filing on
Schedule 13D.

         (d)      None.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Partnership Agreement, contained in the Partnership's prospectus dated August 1, 1984, grants the General Partner discretion to decide whether the Partnership or any of its affiliates will purchase Interests from time to time from Limited Partners. The Partnership, however, will not purchase Interests, if as a result, the Limited Partner would continue to be a Limited Partner and would hold fewer than five (5) Interests.

         Mr. Nichols and Mr. Lavin have executed a binding Capital Contribution Agreement which requires them to contribute the capital necessary to purchase any and all Interests purchased by ORIG pursuant to the Offer and to pay ORIG's proportionate share of the expenses of the Offer. Mr. Nichols anticipates

CUSIP No. 62942E308                                                Page 13 of 15

contributing   approximately   90%  of  these  funds.   Mr.  Lavin   anticipates
contributing approximately 10% of these funds.

         On October 14, 1998, the Partnership and ORIG (collectively, the "Offerors") jointly filed an Issuer Tender Offer Statement on Schedule 13E-4 to purchase up to an aggregate of 1,200 Interests pursuant to the Offer. This
Schedule 13E-4 was subsequently amended on January 25, 1999 to remove ORIG as a co-filer and to extend the Offer. ORIG filed a Tender Offer Statement on
Schedule 14D-1 simultaneously with the filing by the Partnership of Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4.

         Other than these agreements, the filers of this Schedule 13D are not aware of any other contract, arrangement, understanding or relationship relating, directly or indirectly, to any securities of the Issuer (whether or not legally enforceable) between ORIG, Mr. Nichols, Mr. Lavin, Ocean Ridge or the General Partner and any person or among themselves.

CUSIP No. 62942E308                                                Page 14 of 15


Item 7.           Material to be Filed as Exhibits.

         (a) Capital Contribution Agreement dated January 20, 1999 between the Members of ORIG.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 1999                          J. D. NICHOLS

                                           By:    /s/ J. D. Nichols
                                                  -----------------
                                                  J. D. Nichols


                                           OCEAN RIDGE INVESTMENTS, LTD.

                                           By:    /s/ BKK Financial, Inc.
                                                  -----------------------
                                                  BKK Financial, Inc.
                                                  Its:  General Partner

                                           By:    /s/ J. D. Nichols
                                                  -----------------
                                                  J. D. Nichols
                                                  Its:  Chairman of the Board


                                           ORIG, LLC

                                           By:    /s/ J. D. Nichols
                                                  -----------------
                                                  J. D. Nichols
                                                  Its:  Managing Member


                                           BRIAN F. LAVIN

                                           By:    /s/ Brian F. Lavin
                                                  ------------------
                                                  Brian F. Lavin


                                           NTS-PROPERTIES ASSOCIATES V

                                           By:    /s/ J. D. Nichols
                                                  -----------------
                                                  J. D. Nichols
                                                  Its:  Managing General Partner



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CUSIP No. 62942E308                                                Page 15 of 15







                                    EXHIBIT 1



                         CAPITAL CONTRIBUTION AGREEMENT

                         CAPITAL CONTRIBUTION AGREEMENT


         This Capital Contribution Agreement (the "Agreement") is made as of the 20th day of January, 1999 by and between J.D. Nichols ("Nichols") and Brian F. Lavin ("Lavin"), being all of the members of ORIG, LLC, a Kentucky limited liability company ("ORIG"). Nichols and Lavin are individually referred to as a "Member" and collectively referred to as the "Members".

                                    RECITALS:

         WHEREAS, ORIG has filed with the Securities and Exchange Commission offers to purchase (the "Tender Offers") limited partnership interests ("Interests") jointly with each of the following limited partnerships: (i) NTS-Properties III, a Georgia limited partnership; (ii) NTS-Properties IV., Ltd., a Kentucky limited partnership; (iii) NTS-Properties V, a Maryland limited partnership; (iv) NTS-Properties VI, a Maryland limited partnership; and (v) NTS-Properties VII, a Florida limited partnership (collectively, the "Partnerships");

         WHEREAS, pursuant to the terms and conditions of the Tender Offers, ORIG anticipates accepting and purchasing Interests in each of the Partnerships;

         WHEREAS, pursuant to the terms and conditions of the Tender Offers, ORIG will be required to pay any and all of ORIG's expenses incurred in connection with the Tender Offers (including, but not limited to, ORIG's proportionate share of the legal, accounting, printing and mailing expenses relating to the Tender Offers) (the "Expenses");

         WHEREAS, the Members desire to make cash capital contributions to ORIG (the "Capital Contributions") sufficient for ORIG to purchase the Interests and to pay the Expenses; and

         WHEREAS, each Member desires to receive membership interests in ORIG proportionate to the Member's Capital Contributions.

         NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Aggregate Capital Contributions: On or prior to the expiration of each of the
----------------------------------
Tender Offers, the Members shall make Capital Contributions, which, in the aggregate, are sufficient for ORIG to purchase all Interests accepted by ORIG pursuant to the Tender Offers and to pay any and all of the Expenses.

2. Individual  Capital  Contributions:  On or prior to the expiration of each of
-------------------------------------
the Tender Offers, each Member shall make a Capital Contribution to ORIG in an amount to be unanimously agreed upon by the Members. The Members agree that upon expiration of all of the Tender Offers, the approximate percentages of the aggregate Capital Contributions shall be: (i) Nichols -- 90%; and (ii) Lavin -- 10%, unless otherwise agreed to in writing by the Members.

3. Disagreement:   If the Members  cannot  agree upon the amounts of the Capital
---------------
Contributions to be made by each Member upon the expiration of each Tender Offer, Nichols hereby agrees to make all Capital Contributions necessary to enable ORIG to fulfill its obligations pursuant to the Tender Offers.

4.  Membership  Interest:  At all times,  each  Member  shall have a  membership
------------------------
interest in ORIG calculated by dividing the Capital Contributions made by the individual Member by the total of all Capital Contributions made by the Members.

5.  Miscellaneous:
-----------------

   a.  Assignability.   This  Agreement  shall  not be assignable by any of the
   -----------------
   parties hereto without the prior written consent of all of the other parties.

   b.  Governing  Law.  The laws of  the  State  of  Kentucky  will  govern  all
   ------------------
   questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligation imposed by this Agreement.

   c.  Entire  Agreement.  This  Agreement and  other  documents delivered or to
   ---------------------
   be delivered pursuant to this Agreement contain or will contain the entire agreement among the parties hereto with respect to the transactions contemplated herein and supersede all previous oral and written agreements.

   d.  Amendment.  This Agreement may be amended, modified, or supplemented only
   -------------
   by written agreement of all of the Members.

   e.  Counterparts. This Agreement may be executed in several counterparts,each
   ----------------
   of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

   f.  Further  Assurances.  The  parties  will, from  time  to  time,  upon the
   -----------------------
   reasonable request of any other party, execute, acknowledge and deliver in proper form such further instruments and perform such further acts as may be reasonably necessary or desirable to give effect to the transactions contemplated by this Agreement.

   g.  Recitals:   The  recitals  set  forth above are incorporated by reference
   ------------
   herein and made a part hereof as if fully set forth herein.

         IN WITNESS WHEREOF, the parties hereto have caused their signature to be set forth below as of the day and year first written above.

                                         /s/ J. D. Nichols
                                         ---------------------------------------
                                         J.D. Nichols, a Member


                                         /s/ Brian F. Lavin
                                         ---------------------------------------
                                         Brian F. Lavin, a Member

                                         Being all of the Members of ORIG, LLC





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